Exhibit 99.1

Genius Group Announces 140% Increase in Revenue,

$6.4 Million Net Profit from Operating Units, 79% Reduction in Total Net Loss in First Half of 2026

188% increase in Gross Profit, growth in net assets to $106 million

Company restructure in H1 2026 has resulted in profitable operating units, 99% reduction in third-party debt.

79% reduction in total net loss to $4 million, down from $19 million in first half of 2025.

Legal wins have removed constraints to future growth of its dual AI and Bitcoin treasury plans.

SINGAPORE, September 28, 2026 (GLOBE NEWSWIRE) - Genius Group Limited (NYSE American: GNS) (“Genius Group”, “GNS” or the “Company”), a leading AI-powered education group, today announced its unaudited financial results for the six months ended June 30, 2026.

Roger Hamilton, CEO of Genius Group, said: “The first half of 2026 was a period of restructuring. We closed or restructured loss-making divisions, paid down 99% of all third-party debt, and rebuilt the Group around three operating units: Genius School, Genius Academy and Genius Resorts. As a result, the group achieved 140% increase in revenue, with $6.4 million net profit from operating businesses.”

“Since the end of the period, the last of the constraints on the business has been removed. On August 31, 2026 the U.S. Court of Appeals for the Second Circuit vacated the preliminary injunction that had restrained the Company from issuing shares, raising capital and purchasing Bitcoin, and we received a final ICC arbitration award in our favor of $7,971,168.53 together with the return of 7,387,374 shares. That allows us to pursue the $1.2 billion capital plan approved by our Board, to fund our dual AI and Bitcoin treasury, and to scale the Genius OS product suite and the Genius City model we launched in Bali. We are focused on building our net asset per share, and further to the growth in our net assets to $106 million, our net asset per share has grown to $0.61 per share.”

The results presented in this release are for the six months ended June 30, 2026 and are unaudited. They include a full six months of the entities acquired in the second half of 2025 - Entrepreneur Resorts Pte Ltd, Tau Game Lodge, Matla Game Lodge, Vision Villa Resort and Genius Cafe, all completed on July 31, 2025, and ProEd Global School, completed in November 2025 - whereas the comparative period ended June 30, 2025 does not include them. Revealed Films, which closed on May 13, 2026, and E-Squared Education Enterprises, which closed in 2025, are presented within discontinued operations for both periods. The unaudited condensed consolidated financial statements for the six months ended June 30, 2026 have been reviewed by the Company’s auditor and are compared with the reviewed unaudited financial statements for the six months ended June 30, 2025.

Financial Highlights for the First Half of 2026

●	140% increase in revenue from continuing operations of $6.2 million, compared to $2.6 million in the first half of 2025. The increase was driven by $2.1 million of Resorts revenue following the acquisitions completed in July 2025 and growth in School revenue to $2.3 million from $0.4 million. Academy revenue was $1.7 million.

●	188% increase in gross profit to $3.5 million from $1.2 million, driven by a focus on higher margin education programs with gross margin improving to 56.6% from 47.1%.

●	A decrease in operating expenses to $12.1 million, compared to $12.7 million in the first half of 2025. The decrease was primarily driven by a $2.8 million reduction in stock-based compensation together with lower depreciation and amortization and lower foreign exchange losses, and a reduction in underlying general and administrative costs.

●	A reversal in operational performance to $6.4 million net profit from operations, compared to $2.8 million net loss from operations in the first half of 2025.

●	35% reduction in net loss from treasury and central costs to $10.5 million from $16.2 million in the first half of 2025, after taking into account one-off costs including a $3.1 million charge from the reduction in its Bitcoin Treasury and $1.2 million in non-recurring expenses.

●	79% reduction in total net loss to $4.0 million, compared to $19 million in the first half of 2025.

●	Basic and diluted loss per share of $(0.06), based on 162.6 million weighted-average shares outstanding, compared to a loss per share of $(0.34) on 53.2 million weighted-average shares in the first half of 2025 on a continuing basis.

●	Cash and cash equivalents of $1.9 million as of June 30, 2026, compared to $2.4 million as of December 31, 2025. The decrease reflects $8.2 million used in investing activities: principally a $7.7 million purchase of a senior secured convertible note, convertible at the Company’s election into 9.9% equity in the Jewel Bank which was partly offset by $6.7 million generated from operating activities and $1.5 million from financing activities (primarily $11.3 million of share issuance proceeds, net of $8.6 million of debt repayment).

●	Total current assets of $10.10 million, compared to $23.9 million as of December 31, 2025 due to the disposal of the Group’s digital assets, the proceeds of which were applied to repay the associated Bitcoin-backed loan and the Group’s remaining third-party debt.

●	Total assets of $131.5 million, compared to $136.9 million as of December 31, 2025, with total liabilities reduced by 37% to $25.5 million from $40.3 million.

●	Net assets of $105.97 million as of June 30, 2026, compared to $96.62 million as of December 31, 2025, representing a 10% increase, and resulting in Net Asset Value per Share (NAVPS) of $0.61 per share.

Strategic and Operational Highlights for the First Half of 2026

●	Closure or restructuring of loss-making divisions, including the closure of Revealed Films on May 13, 2026, leaving three operating units: Genius School, Genius Academy and Genius Resorts.

●	Sale of the remainder of the Company’s Bitcoin Treasury and repayment of the Company’s third-party debt, reducing total liabilities by 37% to $25.5 million.

●	Growth in net assets to $106 million at June 30, 2026 from $96.6 million at December 31, 2025, with net asset value per share adopted as a primary performance measure.

●	Launch and scaling of Student AI and Teacher AI, which reached approximately 300,000 users during 2026.

●	Completion in February 2026 of the share count exercise under the Asset Purchase Agreement with Entrepreneur Resorts Ltd, with 16.7 million ERL shares converting to GNS shares.

●	Buyback of 6,037,851 ordinary shares and cancellation of 20,000,000 ordinary shares in June 2026, equivalent to 16% of the Company’s public float.

●	Continued progress on the Company’s legal actions, including its appeal against the preliminary injunction and its ICC arbitration claim.

Recent Strategic and Operational Highlights

●	Launch on July 21, 2026 of Genius OS, the Company’s full AI-agent product suite spanning Genius School, Genius Academy, Genius Resorts and Genius City, connecting to over 300 AI models and offered on free, $9 per month and $90 per month subscription tiers.

●	Award of a Five-Star Hotel rating to Vision Villa Resort in Bali in July 2026 under Indonesia’s Star Hotel Tourism Business Certification Scheme.

●	Second round of the Company’s Share Loyalty Bonus Program, with a record date of July 31, 2026 and a cash bonus of $0.10 per qualifying share for shares held in book entry through January 30, 2027. Directors, officers and employees do not qualify.

●	Launch in August 2026 of the first phase of the $14 million Genius City joint venture at Nuanu Creative City, Bali, comprising Genius Zone, Genius Cafe, Genius Missions and Genius School.

●	Opening of the 2026/27 school year at the Nuanu campus with 235 students, approximately 65% year-on-year enrolment growth, with capacity across the Company’s Bali campuses expanded to approximately 1,000 students.

●	Net assets of $105.97 million and net asset value per share of $0.61 based on 173.4 million issued shares.

●	Announcement on August 27, 2026 of a five-year capital plan under the Company’s $1.2 billion shelf registration, to be funded through the issuance of a publicly registered Perpetual Preferred Security with an initial offering targeted at $12.5 million. Targets under that capital plan of $800 million in AI treasury assets and $827 million in Bitcoin treasury assets, and $2 billion in total assets by the financial year ending 2031.

●	Shareholder authorization for the issuance of preferred shares and for the buyback of up to 20% of the Company’s ordinary shares.

●	Vacatur, by summary order of the U.S. Court of Appeals for the Second Circuit dated August 31, 2026, of the preliminary injunction entered by the U.S. District Court for the Southern District of New York on March 13, 2025, which had restrained the Company from issuing shares, raising capital and purchasing Bitcoin. The matter has been remanded to the district court for further proceedings.

●	Final ICC arbitration award in the Company’s favor, entitling the Company to the return of 7,387,374 ordinary shares, monetary damages of $6,595,180 and legal fees and expenses of $1,375,988.53, a total of $7,971,168.53.

Gaurav Dama, CFO of Genius Group, said: “Our priority in the first half was to put the balance sheet on a sound footing. We disposed of the remaining Bitcoin Treasury and repaid third-party debt, which reduced total liabilities by 37% to $25.5 million and lifted net assets 10% to $106 million. At the same time we closed or restructured loss-making divisions and held central costs down. Each operating unit is now expected to fund its own growth, and with the injunction lifted we are able to raise capital on planned terms rather than opportunistically. Net asset value per share remains our reporting focus.”

Other

The audit report on the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2025, included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2026, was prepared on a going concern basis. The Company’s unaudited condensed consolidated financial statements as of June 30, 2026 have also been prepared on a going concern basis.

About Genius Group

Genius Group (NYSE American: GNS) delivers AI-powered education and acceleration solutions for the future of work. The Group serves 6 million users in over 100 countries through its Genius City model and its online marketplace of AI training, AI tools and AI talent, providing personalized, entrepreneurial AI pathways at individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2025, filed with the SEC on March 9, 2026. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Expressed In US Dollars)

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	1,883,775	2,422,988
Accounts receivable, net	1,066,049	1,122,988
Other receivables	1,734,079	1,734,281
Due from related parties	3,572,192	388,129
Digital assets	-	14,901,321
Inventories	211,532	682,575
Prepaid expenses and other current assets	1,631,115	2,613,014
Total Current Assets	10,098,742	23,865,296
Property and equipment, net	13,046,614	12,946,708
Operating lease right-of-use asset	2,136,932	2,315,726
Investments at fair value	9,998,751	1,396,266
Investments in joint venture	5,100,000	5,100,000
Goodwill	44,784,037	44,792,535
Intangible assets, net	9,580,637	9,763,092
Other receivables	795,492	814,457
Other non-current assets	35,941,962	35,941,961
Total Assets	131,483,167	136,936,041
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	6,539,417	4,253,912
Accrued expenses and other current liabilities	2,677,214	3,564,543
Deferred revenue	4,059,913	3,886,345
Income tax payable	50,630	71,263
Due to related parties	1,169,741	7,009,162
Operating lease liabilities – current portion	325,264	234,169
Loans payable – current portion	101,532	8,577,774
Short term debt	25,000	25,000
Total Current Liabilities	14,948,711	27,622,168
Due to related parties	9,239,094	9,722,569
Operating lease liabilities – non current portion	1,939,977	2,066,167
Deferred tax liability	(626,267)	907,500
Loans payable – non-current portion	6,784	-
Total Liabilities	25,508,299	40,318,404
Commitments and Contingencies Shareholders’ Equity:
Contributed capital	251,089,794	238,695,979
Treasury shares	(4,346,764)	(4,346,764)
Reserves	(6,188,838)	(7,131,612)
Accumulated deficit	(141,681,155)	(137,963,053)
Capital and reserves attributable to owners of Genius Group Ltd	98,873,037	89,254,550
Non controlling interest	7,101,831	7,363,087
Total Shareholders’ Equity	105,974,868	96,617,637
Total Liabilities and Shareholders’ Equity	131,483,167	136,936,041

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed In US Dollars)

	For the Six months ended
	Jun 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Revenue	$6,199,005	$2,585,564
Cost of revenue	(2,690,593)	(1,367,536)
Gross profit	3,508,412	1,218,028
Operating (Expenses) Income
General and administrative	(10,539,710)	(10,638,567)
Depreciation and amortization	(357,282)	(727,573)
Other operating income	17,214	418
Legal expenses	(1,247,189)	(1,023,496)
Loss from foreign currency transactions	(22,933)	(272,299)
Total operating expenses	(12,149,900)	(12,661,517)
Loss from Operations	(8,641,488)	(11,443,489)
(Expense) Income
Interest expense, net	(500,962)	(735,670)
Loss on sale of Digital asset	(3,138,337)	(5,873,799)
Reversal of impairment loss	3,179,313	-
Other expense	(8,293)	-
Other income	45,828	3,083
Total Other Expense	(422,451)	(6,606,386)
Loss Before Income Tax from continuing operations	(9,063,939)	(18,049,875)
Income Tax (Expense) / Benefit	(544)	1,186
Net Loss from continuing operations	(9,064,483)	(18,048,689)
Profit/(Loss) from discontinued operations, net of tax	5,085,125	(954,852)
Net Loss	(3,979,358)	(19,003,541)
Other comprehensive income/(loss):
Foreign currency translation	942,774	481,899
Total Comprehensive Loss	(3,036,584)	(18,521,642)
Total Comprehensive Loss is attributable to:
Owners of Genius Group Ltd	(2,775,328)	(18,492,255)
Non controlling interest	(261,256)	(29,387)
Total Comprehensive Loss	(3,036,584)	(18,521,642)
Weighted-average number of shares outstanding, basic and diluted	162,675,202	53,195,540
Basic and diluted loss per share from continuing operations	(0.06)	(0.34)

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed In US Dollars)

	For the Six months Ended
	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(3,979,358)	$(19,003,541)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,010,000	(405,897)
Depreciation and amortization	618,126	1,021,476
Interest expense	500,962	735,670
Provision for allowance of credit loss	-	2,080
Loss on foreign exchange transactions	22,933	272,299
Loss on sale of Digital asset	3,138,337	5,873,799
Reversal of impairment loss	(3,179,313)	-
Gain on dissolution of a subsidiary	(5,495,192)	-
Non-cash share issuance	126,210	-
Changes in operating assets and liabilities:
Accounts receivable	56,939	1,243,818
Other receivable	19,167	(73,594)
Prepaid expenses and other current assets	61,392	(3,920,266)
Digital assets	11,762,984	13,842,727
Inventories	471,041	-
Accounts payable	2,285,505	830,599
Accrued expenses and other current liabilities	(887,329)	(445,310)
Deferred revenue	173,568	(296,561)
Income tax payable	(41,828)	(59,611)
Net Cash Provided by (Used in) Operating Activities	6,664,144	(382,312)
Cash Flows from Investing Activities
Internally developed software	(78,389)	(149,873)
Purchase of property, equipment and intangibles, net	(429,750)	(4,499)
Investment at fair value	(7,657,625)	(40,000)
Net Cash Used in Investing Activities	(8,165,764)	(194,372)
Cash Flows from Financing Activities
Amount due to/from related party, net	(832,454)	341,042
Interest paid	(372,760)	(735,670)
Proceeds from equity issuances, net	11,322,745	7,311,098
Repayment of borrowings, net	(8,597,662)	(5,416,255)
Lease payments	(35,096)	-
Net Cash Provided by Financing Activities	1,484,773	1,500,215
Effect of Exchange Rate Changes on Cash	(522,366)	155,515
Net Increase / (Decrease) in Cash	(539,213)	1,079,046
Cash – Beginning of period	2,422,988	1,614,933
Cash – End of period	1,883,775	2,693,979

Summary Consolidated Financial Data

	Unaudited Financials Six Months Ended (USD 000’s)		Audited Financials Year Ended (USD 000’s)
Summary Income Data:	June 30, 2026	June 30, 2025	December 31, 2025	December 31, 2024
Revenue	6,199	2,586	8,102	6,743
Cost of revenue	(2,691)	(1,368)	(4,346)	(3,754)
Gross profit	3,508	1,218	3,756	2,989
Other Operating Income	17	-	258	24
Operating Expenses	(12,167)	(12,661)	(26,836)	(20,804)
Operating Loss	(8,642)	(11,443)	(22,822)	(17,791)
Other income	3,226	3	-	5,032
Other Expense	(3,646)	(6,609)	(25,892)	(6,822)
Net Loss Before Tax	(9,062)	(18,049)	(48,714)	(19,581)
Tax (Expense)/Benefits	(1)	1	(653)	2,252
Net Loss from continuing operations	(9,063)	(18,048)	(49,367)	(17,329)
(Loss)/ Profit from discontinued operations, net of tax	5,085	(955)	(6,090)	(7,611)
Net loss	(3,978)	(19,003)	(55,457)	(24,940)
Other Comprehensive Income/(Loss)	942	482	1,151	(49)
Total Loss	(3,036)	(18,521)	(54,306)	(24,989)
Net loss per share, basic and diluted from continuing operations	(0.06)	(0.34)	(0.48)	(0.71)
Weighted-average number of shares outstanding, basic and diluted	162,675,202	53,195,540	101,452,196	24,153,220

	Unaudited Financials Six Months Ended, (USD 000’s)	Audited Financials Year Ended (USD 000’s)
	June 30, 2026	December 31, 2025	December 31, 2024
Summary Balance Sheet Data:
Total current assets	10,099	23,865	42,419
Total non-current assets	121,385	113,071	58,636
Total Assets	131,484	136,936	101,055
Total current liabilities	14,949	27,622	11,609
Total non-current liabilities	10,560	12,696	10,036
Total Liabilities	25,509	40,318	21,645
Total Shareholders’ Equity	105,975	96,618	79,410
Total Liabilities and Shareholders’ Equity	131,484	136,936	101,055

Operational and Central Results

In addition to our IFRS results, we present our results split between “Operational” and “Central”. Operational comprises the Group’s operating businesses — Genius School, Genius Academy and Genius Resorts, together with the entities that support them — and includes all of the Group’s revenue and cost of revenue and the operating expenses of those businesses. Central comprises the holding company: group head office and corporate costs, financing costs, and the Group’s treasury activities, including its digital asset holdings. Each line of the Operational and Central columns sums to the corresponding line of the consolidated statement of operations, and the Total column agrees to that statement in every period presented.

Summary Financial Data (Operational Metrics)

	June 30, 2026			June 30, 2025
Summary Income Data:	Operational	Central	Total	Operational	Central	Total
Revenue	6,199	-	6,199	2,586	-	2,586
Cost of revenue	(2,691)	-	(2,691)	(1,368)	-	(1,368)
Gross profit	3,508	-	3,508	1,218	-	1,218
Other Operating Income	17	-	17	-	-	-
Operating Expenses	(4,856)	(7,311)	(12,167)	(2,331)	(10,330)	(12,661)
Operating profit (Loss)	(1,331)	(7,311)	(8,642)	(1,113)	(10,330)	(11,443)
Other Income	3,220	6	3,226	3	-	3
Other Expense	(499)	(3,147)	(3,646)	(735)	(5,874)	(6,609)
Net Income (Loss) Before Tax	1,390	(10,452)	(9,062)	(1,845)	(16,204)	(18,049)
Tax Expense	(1)	-	(1)	-	1	1
Net Income (Loss) After Tax from continuing operations	1,389	(10,452)	(9,063)	(1,845)	(16,203)	(18,048)
(Loss)/ Profit from discontinued operations, net of tax	5,085	-	5,085	(955)	-	(955)
Net Income (Loss) After Tax	6,474	(10,452)	(3,978)	(2,800)	(16,203)	(19,003)
Other Comprehensive Income/(loss)	942	-	942	482	-	482
Total Income (Loss)	7,416	(10,452)	(3,036)	(2,318)	(16,203)	(18,521)

Non-IFRS Financial Measure

We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA from continuing operations as net loss from continuing operations, plus income tax expense or benefit, net interest expense, depreciation and amortization, non-recurring legal expenses, impairment charges and reversals of impairment, revaluation adjustments, the loss on disposal of Bitcoin, share-based compensation expense, bad debt provisions and write-offs. Adjusted EBITDA for the financial years ended December 31, 2025 and December 31, 2024 has been recalculated on the same continuing-operations basis and therefore differs from the amounts previously reported. The difference arises solely from the change in presentation, under which the results of divisions now reported within discontinued operations are excluded from Adjusted EBITDA in all periods presented; the amounts previously reported in the Company’s Annual Report on Form 20-F were calculated on a total-operations basis and are therefore not directly comparable.

Derived from Financial Statements

	Genius Group Unaudited Financials Six Months Ended (USD 000’s)		Group Audited Financials Year Ended (USD 000’s)
	June 30, 2026	June 30, 2025	December 31, 2025	December 31, 2024
Net Loss from continuing operations	(9,063)	(18,048)	(49,367)	(17,329)
Tax Benefits	1	(1)	653	(2,252)
Interest Expense, net	501	736	3,391	1,146
Depreciation and Amortization	618	1,021	2,332	2,059
Legal expense (non-recurring)	1,247	1,023	3,407	2,579
Addition/ (Reversal) of Impairment	(3,179)	-	16,372	7,647
Revaluation adjustment	-	-	3,641	(3,714)
Loss on disposal of bitcoin	3,138	5,874	5,805	-
Stock Based Compensation	1,010	3,860	7,574	4,218
Bad Debt Provision	-	2	(267)	(575)
Write off	2	-	-	-
Adjusted EBITDA from continuing operations	(5,725)	(5,533)	(6,459)	(6,221)

Adjusted EBITDA (Operational Metrics)

	June 30, 2026			June 30, 2025
	Operational	Central	Total	Operational	Central	Total
Net Income (Loss) from continuing operations	1,389	(10,452)	(9,063)	(1,845)	(16,203)	(18,048)
Tax Expense	1	-	1	-	(1)	(1)
Interest Expense, net	373	128	501	736	-	736
Depreciation and Amortization	618	-	618	1,019	2	1,021
Reversal of impairment (due from related parties)	(3,179)	-	(3,179)	-	-	-
Loss on Disposal of Bitcoin	-	3,138	3,138	-	5,874	5,874
One off expenses (non-recurring)	-	1,247	1,247	-	1,023	1,023
Stock Based Compensation	-	1,010	1,010	-	3,860	3,860
Write off	-	2	2	-	-	-
Bad Debt Provision	-	-	-	2	-	2
Adjusted EBITDA, from continuing operations	(798)	(4,927)	(5,725)	(88)	(5,445)	(5,533)

Contacts

Investors:

Investor Relations Team

Email: investor@geniusgroup.net